EX-FILING FEES
Calculation of Filing Fee Table

Form Schedule TO
(Form Type)

Prospect Sustainable Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	—	$92.70	—
Fees Previously Paid	$152,507(1)		$14.14(2)
Total Transaction Valuation	$152,507
Total Fees Due for Filing			$0.00
Total Fees Previously Paid			$14.14
Total Fee Offsets			—
Net Fee Due			$0.00

(1) On June 22, 2022, the Registrant offered to purchase up to $152,507 worth of its issued and outstanding common stock, par value $0.01 per share.
(2) Paid pursuant to the filing of a Tender Offer Statement on Schedule TO on June 22, 2022. Calculated as 100% of the Transaction Valuation.
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